UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 9, 2008

ROCKWELL DIAMONDS INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO, CEO and Director
Date: January 9, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684- 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.rockwelldiamonds.com

ROCKWELL COMPLETES BROKERED PRIVATE PLACEMENT
WITH THE JOHANNESBURG STOCK EXCHANGE LISTING

January 9, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF; JSE: RDI) has completed the brokered private placement announced November 28, 2007 and has issued a total of 24,101,285 common shares at a price of Cdn$0.60 per share for total proceeds of Cdn$14,460,771 concurrently with listing of Rockwell shares on the Johannesburg Stock Exchange.

The Company issued 500,000 common shares and paid a cash fee of Cdn$300,000 to Allan Hochreiter of Hyde Park, Johannesburg, South Africa as finder's fees in connection with the private placement. All shares issued pursuant to the private placement are subject to a hold period expiring on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell's diamond operations and new project evaluation and development.

This news release is not an offer of securities for sale in the United States or in any other jurisdiction where they may not be lawfully offered or sold. The securities comprising this offering have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

For further details on Rockwell and its diamond properties, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.